

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 19, 2006

<u>Via Facsimile</u>

Mr. Dean E. Taylor
President and Chief Executive Officer
Tidewater Inc.
601 Poydras Street
New Orleans, LA 70130

      RE: Tidewater Inc.
              Form 10-K: For the Year Ended March 31, 2005
              File Number: 001-11605

Dear Mr. Taylor:

      We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                      Sincerely,

                      Michael Fay
                      Accounting Branch Chief

cc: Mr. J. Keith Lousteau, Executive Vice President and Chief Financial Officer
    Mr. Joseph M. Bennett, Senior Vice President and Principal Accounting Officer